enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

June 29, 2011

Enerplus Announces Cash Dividend for July 2011

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on July 20, 2011 to all shareholders of record on July 10, 2011. The ex-dividend date for this payment is July 6, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.18 per share if converted using a Canadian/US dollar exchange rate of 0.9861. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

Commencing in July, dividends paid by Enerplus to Canadian shareholders will qualify for the enhanced dividend tax credit resulting in an effective tax rate of 18% - 36%, for those individuals in the highest marginal tax bracket, depending upon provincial jurisdiction and individual circumstances.

As previously announced, dividends paid to Canadian shareholders during February through June 2011 were eligible for a dividend tax credit with an effective tax rate of 28% - 41% but not eligible for the enhanced tax credit. Enerplus had previously acquired Canadian private corporations that had low rate income and this income needed to be paid out at the regular dividend tax credit rate before the enhanced tax credit could be applied.

For further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

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Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation